Exhibit 21.1

LIST OF THE COMPANY’S SIGNIFICANT SUBSIDIARIES

Name	Jurisdiction of Incorporation

Eastman Office Supplies, Inc.	Delaware

Guilbert SAS	France

OD International, Inc.	Delaware

The Office Club, Inc.	California

Office Depot of Texas, L.P.	Delaware

Office Depot International (UK) Limited	United Kingdom

Viking Office Products, Inc.	California

Office Depot International BV	Netherlands